U.S. SECURITIES AND EXCHANGE
                            COMMISSION WASHINGTON, D.C.
                            20549

                                                        SEC File Number 0-
                                                                 25474 CUSIP
                                                                 Number
829 158 302

                               FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 1996




    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.




  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information

Full Name of Registrant:  SIMS Communications, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    3333 S. Congress Avenue, Suite 401

City, State and Zip Code

    Delray Beach, Florida  33445




Part II - Rules 12b-25(b) and (c)




    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company is in the process of completing a private offering of its common stock. The Company wants to report the results of its
    private offering in its 10-Q report.   In addition, the Company,
    effective December 31, 1996, completed the acquisition of Link International Technologies, Inc. As a result, the financial statements of Link as of December 31, 1996 need to be consolidated with those of the Company. Due to the foregoing, more time is needed to complete the 10-Q report.
Part IV - Other Information
 (1)  Name and telephone number of person to contact in regard to this notification
              William T. Hart          (303)                 839-0061
                  (Name)            (Area Code)        (Telephone Number)
              (2)  Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange Act of 1934
         during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been
         filed?  If answer is no, identify report(s).       [X] Yes  [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?        [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                              SIMS Communications, Inc.
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 1997                    By /s/ Melvin Leiner
                                              Melvin Leiner, President

                                ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).






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